

Mail Stop 4561

April 2, 2010

Hong Mei Ma
President
Vibe Ventures Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

>   **Re: Vibe Ventures Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed on March 8, 2010**
>   **File No. 333-164081**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you filed a Form 12b-25 on March 15, 2010. Please note that, as discussed in the oral comment issued to you in March, the periodic reporting rules do not become applicable until your registration statement is declared effective. You should not be filing periodic or current reports that appear to be Section 15(d) reports unless and until your Form S-1 registration statement is declared effective. Refer to Rules 15d-1, 15d-11 and 15d-13 of the Securities Exchange Act of 1934.

2.   The financial statements must be updated pursuant to Rule 8-08 of Regulation S-X to include the interim period ending January 31, 2010.

3.   Revise your table of contents to include the page numbers and major sections of the prospectus. For example, we note that Management's Discussion and Analysis of Financial Condition and Results of Operations is not listed in your table. In addition, your table of contents must fit on the inside cover (or outside back cover) and be no longer than one page in length. Finally, please eliminate the subsections from the table of contents.

Facing Sheet

4.   Your proposed offering is a direct offering to be conducted for up to 180 days, and which may be extended for an additional 90 days. It appears to be a continuous offering, yet you fail to check the appropriate box on the facing sheet. Please revise.

Prospectus Cover Page

5.   As you have only one employee, Hong Mei Ma, it would appear that you will not have "officers and directors" selling your securities, but rather Hong Mei Ma will be the sole individual selling your shares. Please clarify.

6.   On the cover page you state that the offering period will be 180 days, which you may extend by 90 days, but under the heading "Offering Period and Expiration Date" you state that the offering will continue for 270 days. Please reconcile these statements.

7.   Please advise dealers of their prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Risk Factors

"We are a company that is in the development stage."

8.   In your Risk Factors section you state that "Any profitability in the future from our business will be dependent upon the successful development of our advertising systems." Expand your disclosure in the summary, "Use of Proceeds" and in "Business" to provide a clear description of the advertising systems you propose to sell. Clarify whether you anticipate that the funds raised from this offering, at any level, will be sufficient to develop the advertising system and briefly summarize the status of your development efforts. Additionally, provide a cross-reference to the page of the body of the prospectus where you discuss what remains to be accomplished to develop and market the proposed system, the financial resources you believe are necessary to complete system development, and the material uncertainties or difficulties that you may encounter that might prevent the completion of the system development.

Use of Proceeds

9.   In your response letter, tell us how you have determined that the proceeds from the offering will allow you to operate for twelve months. Please specifically address in quantified terms the principal purposes to which the net proceeds of up to $20,000 will be used. We note that the text in this section refers to a tabular presentation, which we are unable to locate. Please note that in the context of a best efforts, no minimum offering, you should provide investors with information regarding how the proposed use of proceeds will vary and the nature of the expenditures you will be able to finance, as the number of shares sold in the offering varies. You may use columnar presentations to show the proposed use of proceeds assuming 10%, 25%, 50% and all of the offered shares are sold, for example. Please ensure that Management's Discussion and Analysis provides corresponding disclosure regarding the effect that varying success levels for the offering will have on the business activities that you are able to fund.

Dilution

10.   You indicate that there is no minimum in your offering. Yet you also state "If we do not receive the minimum amount of $4,000 within 270 days of the effective date of our registration statement, all funds will be promptly returned to you without a deduction of any kind." Please tell us whether there is a minimum requirement associated with the offering and, if so, revise your disclosure accordingly. Include a brief discussion of the offering terms in the event the minimum is not reached and include a cross-reference to the section of the prospectus where this is discussed in greater detail. Please revise other relevant sections of the prospectus, including Risk Factors, to address the impact that failing to sell the minimum number of shares could have on your business plans.

11.   Please provide a columnar presentation showing the dilution to be experienced if 10%, 25%, 50% and 100% of the offered shares are sold. In addition, while we note that you present information regarding the gross and net proceeds in the "Procedures for Subscribing" section, the presentation assumes a minimum of 60% of the offered shares will be sold. Your discussion of gross and net proceeds should present a wider range of possibilities, including a column that shows the effect of selling 10%, 25%, 50% and 100%.

Our Business

Business Summary and Background

Regulatory Requirements

12.   We note that you might be required to obtain "special licenses, or meet special regulatory requirements before establishing [y]our business, other than a business license." If this is a material risk, it should be included in your Risk Factors section. In addition, if you are aware of license or regulatory requirements, the disclosure here, and in Risk Factors, should

be expanded to more specifically describe the nature of the "special licenses" that you must obtain or regulatory requirements with which you must comply. Please advise.

Revenue

13.   You indicate that Ms. Ma, your president, will be devoting approximately 20 hours a week of her time to your operations, but that "once we begin operations Ms. Ma has agreed to commit more time as required." Please revise to discuss the other projects that currently occupy Ms. Ma's time. Consider whether other commitments or capacities of Ms. Ma subject her to potential conflicts of interest that might adversely affect the company. Also, to the extent known, disclose how much time Ms. Ma has agreed to commit to the business once you begin operations.

Description of Property

14.   Disclose the terms of your current arrangement with Ms. Ma for the use of office space and explain the manner in which that agreement has been established. Clarify whether the company will be required to lease or otherwise pay for office space from Ms. Ma once it begins operations.

Directors, Executive Officers, Promoters, Control Persons

15.   Revise your filing to include all the information about Ms. Ma required by Item 401 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

16.   Please state the minimum amounts of cash you will require to conduct your business activities for 12 months from the date of filing and state how many months your available cash resources will fund operations. Include appropriate risk factor disclosure that is consistent with your statement. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Executive Compensation

Summary Compensation Table

17.   Your summary compensation table is provided in a format that has been superseded. Refer to Item 402(c) of Regulation S-K and revise the summary compensation table accordingly.

Available Information

18.   We note your statement that "We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and

other information with the Securities and Exchange Commission." Please note that it does not appear that you intend to register your common stock under Section 12(g) of the Exchange Act and, therefore, you will be a Section 15(d) filer to which various provisions of the Exchange Act will not apply. Revise your filing to include a risk factor advising potential investors that you will, as a Section 15(d) filer, have limited reporting obligations compared to a fully reporting company.

Financial Statements

19.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded and should not be referenced. Please revise any references to accounting standards in your financial statements to the Codification.

Recent Sales of Unregistered Securities

20.   We note your statement that "On October 29, 2009 we issued a total of 4,000,000 shares of our common stock to two individuals." However, your Security Ownership of Certain Beneficial Owners and Management section indicates that you have one shareholder that owns 100% of your stock. Please reconcile your disclosure in this regard in your next amendment.

Exhibits

21.   Include all the exhibits required by Item 601 of Regulation S-K including, but not limited to, the opinion regarding legality and the consent of your auditor. Please file a currently dated auditor's consent as an exhibit to the next amendments.

Signatures

22.   Your registration statement must be signed by, among others, your principal financial officer and controller or principal accounting officer. Please ensure all future filings comply with the signature requirements of Form S-1. Designate all capacities in which any person signing the registration statement is executing the filing.

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As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions or comments on the financial statements and related matters, please contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (604) 468-3880
       David Wong
       Fusion Business Group